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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 155 SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 52216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penstar Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

8292 South Tamiami Trail
(No and Street)

Sarasota (City) FL (State) 34238 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shah Gilani (941) 966-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name – *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700 (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shah Gilani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penstar Trading, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KRISTINA M. GARBADE
Commission # DD0127838
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(800-432-4254) Florida Notary Assn., Inc

Signature

CEO/Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSTAR TRADING, LLC

DECEMBER 31, 2002

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Penstar Trading, LLC

We have audited the accompanying statement of financial condition of Penstar Trading, LLC, as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Penstar Trading, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eichler, Bergsman & Co., LLP

EICHLER BERGSMAN & CO., LLP
February 11, 2003

PENSTAR TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:		
Cash	$	17,972
Receivable from clearing broker		108,644
Investments in marketable securities, at market value		76,920
Equipment and software, net		49,125
Other assets		21,006
	$	273,667
LIABILITIES AND MEMBER'S EQUITY:		
Liabilities:		
Accounts payable	$	42,919
COMMITMENTS AND CONTINGENCY		
MEMBER'S EQUITY		230,748
	$	273,667

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2002

Revenue:	
Service fees	$ 22,557
Commissions	1,504,919
Trading losses	(94,477)
Other income	20,375
	1,453,374
Operating expenses:	
Advertising	5,114
Clearing and commission charges	526,752
Data processing	43,828
Depreciation	14,603
Employee benefits	43,930
Intangible taxes	997
Insurance	2,500
Information and technology	104,435
Interest expense	387
Occupancy	32,460
Office supplies	11,604
Miscellaneous	14,847
Postage and printing	21,461
Professional fees	18,235
Registration and regulatory fees	20,415
Repairs and maintenance	13,608
Equipment rental	18,139
Salaries and payroll taxes	737,654
Telephone	24,332
Travel and meals	16,966
Utilities	6,928
	1,679,195
Net loss	$ (225,821)

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance at December 31, 2001	$ 533,584
Net loss	(225,821)
Withdrawals of capital	(77,015)
Balance at December 31, 2002	$ 230,748

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (225,821)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	14,603
Changes in operating assets and liabilities:	
Decrease in receivable from clearing broker	185,266
Decrease in marketable securities	23,076
Increase in other assets	(3,191)
Decrease in accounts payable	(106,855)
Decrease in due from clearing broker	(937)
	111,962
Net cash used in operating activities	(113,859)
Cash flows from investing activities:	
Purchase of equipment and software	(2,400)
Net cash used in investing activities	(2,400)
Cash flows from financing activities:	
Withdrawals of capital	(77,015)
Net cash used in investing activities	(77,015)
Decrease in cash	(193,274)
Cash - beginning of year	211,246
Cash - end of year	$ 17,972
Supplemental schedule of cash flow information:	
Interest paid	$ 387

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Penstar Trading, LLC (the "Company") is a Delaware limited liability company formed in August 1999 to act as a broker and dealer. The Company's corporate office is located in Sarasota, Florida.

The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with its Clearing Broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Equipment and Software

Equipment and software are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over estimated useful lives of five to seven years.

PENSTAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as held-to-maturity and carried at historical cost or amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as a part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

Income Taxes

The Company files its tax return as a sole proprietorship, consequently, net income or loss, in general, is apportioned to its member and reported in his personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PENSTAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker includes a clearing deposit, which is invested in a money market fund.

NOTE 3 – PROPERTY AND EQUIPMENT

Details of property and equipment as of December 31, 2002 are as follows:

Equipment	$ 62,347
Furniture	3,327
Software	4,868
	70,542
Less accumulated depreciation	21,417
	$ 49,125

NOTE 4 – INVESTMENTS IN MARKETABLE SECURITIES

Investments consist of 7,692 shares of NASDAQ Stock Market, Inc. common stock, carried at market value.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $136,719 which was $36,719 in excess of its required net capital of $100,000.

PENSTAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 6 – LEASES

The Company leases its office space pursuant to a lease which expires July 31, 2005, at a monthly base rent of $1,942, with provisions for additional charges for real estate taxes and common area maintenance. Rent expense for the year ended December 31, 2002 amounted to $32,460.

Future minimum rental commitments are as follows:

Year ending		
December 31, 2003	$	23,304
December 31, 2004		23,304
December 31, 2005		13,594
	$	60,202

NOTE 7 – OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE 8 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in financial institutions located in Florida. Cash balances, at times, may exceed the Federal insured limits.

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Penstar Trading, LLC

Our report on our audit of the basic financial statements of Penstar Trading, LLC for the year ended December 31, 2002 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler, Bergsman & Co., LLP

February 11, 2003

PENSTAR TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

MEMBER'S EQUITY	$ 230,748
DEDUCT NONALLOWABLE ASSETS:	
Nonallowable portion of receivable from clearing broker	2,133
Equipment and software, net	49,125
Other assets	21,006
	72,264
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	158,484
HAIRCUTS ON SECURITIES:	
Money Market Fund with clearing broker	1,066
Marketable securities	11,538
Undue concentration	9,161
	21,765
NET CAPITAL	$ 136,719
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 42,919
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)	$ 100,000
EXCESS NET CAPITAL	$ 36,719
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	31%

PENSTAR TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002
(Continued)

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 148,065
Nonallowable assets erroneously reported as allowable;	
Receivable from clearing broker aged over 30 days	(2,133)
Undue concentration	(9,161)
Other audit adjustments (net)	(52)
Net capital per above	$ 136,719